EXHIBIT 99.2

Management’s Discussion & Analysis
Nuvei Corporation
For the three months ended March 31, 2022 and 2021
(in thousands of US dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2022
As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Nuvei”, “we”, “us” or “our” refer to Nuvei Corporation together with our subsidiaries, on a consolidated basis.
This MD&A dated May 9, 2022, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements, along with the related notes thereto for the three months ended March 31, 2022 (the “Interim Financial Statements”) as well as with our audited consolidated financial statements along with the notes related thereto for the year ended December 31, 2021. The financial information presented in this MD&A is derived from the Interim Financial Statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in U.S. dollars except where otherwise indicated. Additionally, tables included in this MD&A are presented in thousands of U.S. dollars, unless otherwise indicated. This MD&A is presented as of the date of the Interim Financial Statements and is current to that date unless otherwise stated.
We have prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multi jurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Such forward-looking information may include, without limitation, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes and benefits, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions, expectations regarding our margins and future profitability, our financial outlook and guidance as well as medium and long-term targets in various financial metrics, and the future impact of the COVID-19 pandemic is forward-looking information. The Russia and Ukraine conflict, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.
In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Any financial outlook and targets, as the case may be, may also constitute “financial outlook” within the meaning of applicable securities laws and are provided for the purposes of assisting the reader in understanding the Company’s financial performance and measuring progress toward management’s objectives and the reader is cautioned that it may not be appropriate for other purposes.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form filed on March 8, 2022 (the “AIF”) such as: risks relating to our business and industry, such as the ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic; the rapid developments and change in our industry; intense competition both within our industry and from other payments methods; challenges implementing our growth strategy; challenges to expand our product portfolio and market reach; challenges in expanding into new geographic regions internationally and continuing our growth within our markets; challenges in retaining existing clients, increasing sales to existing clients and attracting new clients; managing our growth effectively; difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects; history of net losses and additional significant investments in our business; our level of indebtedness; risks associated with past and future acquisitions; challenges related to a significant number of our merchants being small-and-medium sized businesses (“SMBs”); concentration of our revenue from payment services; compliance with the requirements of payment networks; challenges related to the reimbursement of chargebacks from our merchants; our bank accounts being located in multiple territories and relying on banking partners to maintain those accounts; the impact of the United Kingdom’s departure from the European Union; decline in the use of electronic payment methods; changes in foreign currency exchange rates affecting results of operations; deterioration in the quality of the products and services offered; loss of key personnel or difficulties hiring qualified personnel; impairment of a significant portion of intangible assets and goodwill; increasing fees from payment networks; challenges related to general economic and geopolitical conditions, business cycles and credit risks of our clients; reliance on third-party partners to sell some of our products and services; misappropriation of end-user transaction funds by our employees; frauds by merchants, their customers or others; coverage of our insurance policies; the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure; the integration of a variety of operating systems, software, hardware, web browsers and networks in our services; the costs and effects of pending and future litigation; various claims such as wrongful hiring of an employee from a competitor, wrongful use of confidential information of third parties by our employees, consultants or independent contractors or wrongful use of trade secrets by our employees of their former employers; challenges to secure financing on favorable terms or at all; challenges from seasonal fluctuations on our operating results; risks associated with less than full control rights of some of our subsidiaries; changes in accounting standards; estimates and assumptions in the application of accounting policies; occurrence of a natural disaster, a widespread health epidemic or pandemic or other events; impacts of climate change; challenges related to our holding company structure, as well as risks relating to intellectual property and technology, risks relating to regulatory and legal proceedings and risks relating to our Subordinate Voting Shares.

Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management, regarding, among other things, general economic conditions and the competitive environment within our industry, including the following assumptions: (a) Nuvei's results of operations and ability to achieve suitable margins will continue in line with management’s expectations, (b) the Company will continue to effectively execute against its key strategic growth priorities, without any material adverse impact from the COVID-19 pandemic on its or its merchants’ business, financial condition, financial performance, liquidity nor any significant reduction in demand for its products and services, (c) losses owing to business failures of merchants and customers will remain in line with anticipated levels, (d) the Company’s ability to capture an increasing share of addressable markets by continuing to retain and grow existing customer relationships in high growth verticals while adding new customers adopting our technology processing transactions in existing and new geographies at or above historical levels, (e) Nuvei’s continued ability to maintain its competitiveness relative to competitors’ products or services, including as to changes in terms, conditions and pricing, (f) Nuvei’s continued ability to manage its growth effectively, (g) the Company will continue to attract and retain key talent and personnel required to achieve its plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally, (h) the Company’s ability to successfully identify, complete, integrate and realize the expected benefits of, acquisitions and manage the associated risks, (i) absence of material changes in economic conditions in our core markets, geographies and verticals, (j) the size and growth rates of our addressable markets and verticals, including that the industries in which Nuvei operates will continue to grow consistent with management’s expectations, (k) the accuracy of our assumptions as to currency exchange rates and interest rates, including inflation, and volatility in financial markets, (l) the absence of adverse changes in legislative or regulatory matters, (m) the absence of adverse changes in current tax laws, (n) projected operating and capital expenditure requirements, and (o) the COVID-19 pandemic, including any variants, having durably subsided with broad immunity achieved in our core markets, geographies and verticals, including the elimination of social distancing measures and other restrictions generally in such markets. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.
Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.
Overview
We are a global payment company providing payment solutions to businesses across North America, Europe, Asia Pacific and Latin America. We believe we are differentiated by our proprietary technology platform, which is purpose-built for high-growth eCommerce and mobile commerce markets. Our platform enables customers to accept payments worldwide regardless of their customers’ location, device or preferred payment method. Our solutions span the entire payments stack and include a fully integrated payments engine with global processing capabilities, a turnkey solution for frictionless payment experiences and a broad suite of data-driven business intelligence tools and risk management services. Through a single integration, we provide seamless and secure pay-in and payout capabilities, connecting our customers with their customers in over 200 markets worldwide with local acquiring in 46 of those markets. With support for more than 550 alternative payment methods (“APMs”), including cryptocurrencies, and nearly 150 currencies, our customers can capture every payment opportunity that comes their way. In short we provide the payment technology and intelligence our customers need to succeed locally and globally, through one integration - propelling them further, faster.

While global commerce continues to pivot online, eCommerce and mobile commerce channels are converging and creating new and fast-growing opportunities for businesses of all sizes. Rapidly scaling across these commerce channels, however, can be complex and costly for businesses that rely on multiple providers in each local market. For example, merchants may use disparate and varied systems for gateway services, payment processing, online fraud prevention, business intelligence and more, creating operational distractions and workflow challenges, which result in additional costs and financial inefficiencies. In parallel, consumers expect a consistent transaction experience across all channels whether from a mobile device or computer. As a result, we believe businesses increasingly seek payment providers such as Nuvei who have a unified approach and can offer end-to-end solutions to help them navigate this complex environment.
We sell and distribute our solutions globally through three primary channels: direct sales, indirect sales for SMBs and eCommerce resellers. Our approach to distribution is designed to enable us to efficiently market our payments and technology solutions at scale and is customized by both region and vertical to optimize sales. By relying on our local sales teams and eCommerce resellers who act as trusted technology providers to our customers, we believe we are able to serve more customers globally and grow with them as they grow their businesses and expand into new markets. We focus on the needs of our customers and how we can help them grow their sales, and in turn our volume, with them. Due to the scalable nature of our business model and the inherent operating leverage, increases in volume drive profitable revenue growth.
Our revenue is primarily based on sales volume generated from our customers’ daily sales and through various transaction and subscription-based fees for our modular technology. Modular technology includes, for example, gateway, global processing, APMs, currency management, global payouts, fraud risk management, card issuing, cryptocurrency payments, open banking, data reporting, reconciliation tools, in addition to a long list of value-add capabilities. Our revenue is largely recurring in nature due to the mission-critical nature of our product and service offerings and deep integration of our payments technology into our customers’ enterprise resource planning systems. Additionally, our model has delivered rapid growth in eCommerce and mobile commerce revenue. We believe the depth and breadth of our payment capabilities help our customers establish and expand their presence in emerging commerce channels across many markets. This enables us to develop long-standing relationships with our customers, which in turn drive strong retention and significant cross-selling opportunities.
Financial Highlights for the Three Months Ended March 31, 2022 Compared to 2021:
•Total volume(a) increased by 42% to $29.2 billion from $20.6 billion
◦eCommerce represented 88% of Total volume(a);
•Revenue increased 43% to $214.5 million from $150.5 million;
◦The increase was impacted unfavorably by changes in foreign exchange rates year-over-year of approximately $7 million;
◦Organic revenue growth(b) was 32% with Organic revenue(b) increasing to $198.0 million from $150.5 million;
•Net income decreased by 84% to $4.5 million from $27.8 million, primarily due to a $33.1 million increase in share-based payments to employees who joined the Company as part of acquisitions completed during the third quarter of 2021 and other employee incentive grants;
•Adjusted EBITDA(b) increased by 40% to $91.6 million from $65.5 million;
•Adjusted net income(b) increased by 35% to $69.1 million from $51.2 million;
•Net income per diluted share decreased by 89% to $0.02 from $0.19;
•Adjusted net income(b) per diluted share increased by 31% to $0.46 from $0.35;
•Cash flow from operating activities increased by 23% to $65.7 million from $53.4 million;
•Free cash flow(b) increased by 36% to $82.5 million from $60.7 million;
•Cash balance of $735.0 million at March 31, 2022 compared to $748.6 million at December 31, 2021, mainly due to the repurchase and cancellation of approximately 1.2 million Subordinate Voting Shares for total consideration, including transaction costs, of $74.8 million.
(a)Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See "Non-IFRS and Other Financial Measures"
(b)Adjusted EBITDA, Organic revenue, Organic revenue growth, Adjusted net income, Adjusted net income per diluted share and Free cash flow are non-IFRS financial measures, non-IFRS ratios and supplementary financial measures. See “Non-IFRS and Other Financial Measures”.

Normal Course Issuer Bid
On March 7, 2022, the Board approved a normal course issuer bid ("NCIB") to purchase for cancellation a maximum of 6,617,416 Subordinate Voting Shares, representing approximately 10% of the Company’s Subordinate Voting Shares as at February 28, 2022. The Company is authorized to make purchases under the NCIB during the period from March 10, 2022 to March 9, 2023 in accordance with the requirements of the Toronto Stock Exchange ("TSX") and the Nasdaq and applicable securities laws. We also entered into an automatic securities purchase plan ("ASPP") with a securities broker in order to allow for the purchase of Subordinate Voting Shares under the NCIB during the Company's blackout periods. Under this agreement, the broker will have the authorization to repurchase Subordinate Voting Shares, without consultation with the Company, subject to pre-defined share price and other limitations imposed by the Company and subject to TSX regulation and the Nasdaq and applicable securities laws, such as a daily purchase restriction. During the three months ended March 31, 2022, the Company repurchased and cancelled 1,208,766 Subordinate Voting Shares for a total consideration, including transaction costs, of $74.8 million.
Loan Payment Pro ("LPP")
On February 4, 2022, the Company received a put option exercise notice from the LPP non-controlling interest unitholders which obligated the Company to purchase the remaining 40% interest in LPP at fair market value. On April 7, 2022, the Company completed the purchase of the remaining 40% interest in LPP for a cash consideration of $39.8 million.
Impact of COVID-19 on our Operations
In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. In response, many governments, states, cities and other geographic regions implemented preventive or protective actions such as travel bans and restrictions, temporary closures of businesses, quarantines or shelter-in-place orders or total lock-down orders. The pandemic has disrupted the economy and put unprecedented strains on the government health care systems, businesses and individuals around the world.
The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the virus to our employees, our partners, our merchants and their customers, and the communities in which we participate. In response to the COVID-19 pandemic, we adopted a “people-first” approach, prioritizing the health and safety of our employees and local communities and quickly enabled our employees to work remotely, implemented travel restrictions for all non-essential business and shifted company events to virtual-only experiences. There were no employee layoffs or furloughs because of the COVID-19 pandemic. We implemented our business continuity plan, which included merchant portfolio management (enhanced review and monitoring of merchants in industries most affected; amended billing process from monthly to daily) and supply chain management (outreach to ensure continuity of service or supply; negotiated discounts where applicable). The negative impact of the COVID-19 pandemic to date on our business and the results disclosed in our Interim Financial Statements has been limited by our strong presence in eCommerce(a) (representing approximately 88% of Total volume in the three months ended March 31, 2022) which helped mitigate any negative impact of the pandemic on our operations.
There continues to be uncertainty regarding the overall severity, extent and duration of the COVID-19 pandemic, including the emergence of variant strains such as Delta, Omicron and BA.2 and the ability to control resurgences worldwide, making it difficult to assess the future impact on our employees, partners, merchants and their customers, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain future developments, including: the duration and spread of the outbreak; government responses to the pandemic; delays in vaccine rollout; the effectiveness of vaccines against the virus and its mutations; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; the impact on economic activity and domestic and international trade; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted. Accordingly, there is a higher level of uncertainty with respect to management’s judgments, assumptions and estimates. Please refer to the section entitled “Risks Relating to Our Business and Industry – The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, is adversely affecting and is expected to continue to adversely affect our business and future results of operations and financial condition, and this adverse affect could be material” of our AIF, for additional detail on how COVID-19 may impact our future results.
(a)See "Non-IFRS and Other Financial Measures".

Non-IFRS and Other Financial Measures
Our Interim Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The information presented in this MD&A includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Adjusted EBITDA, Organic revenue, Organic revenue growth, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Free cash flow, Total volume and eCommerce volume. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.
Non-IFRS Financial Measures
Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs, finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.
Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares, change in fair value of share repurchase liability and accelerated amortization of deferred transaction costs and legal settlement and other.
Free cash flow: We use Free cash flow as a supplementary indicator of our operating performance. Free cash flow means, for any period, Adjusted EBITDA less capital expenditures.
Non-IFRS Financial Ratios
Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Supplementary Financial Measures
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.
Organic revenue: We use Organic revenue as a means of evaluating performance. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth. Organic revenue means revenue excluding the revenue attributable to acquired businesses for a period of 12-months following their acquisition and excluding revenue attributable to divested businesses.
Organic revenue growth: Organic revenue growth means the year-over-year change in Organic revenue divided by Organic revenue in the prior period. We use Organic revenue growth to assess revenue trends in our business on a comparable basis versus the prior year.
Total volume and eCommerce volume: We believe Total volume and eCommerce volume are indicators of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by merchants under contractual agreement with us. eCommerce volume is the portion of Total volume for which the transaction did not occur at a physical location. Total volume and eCommerce volume do not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle as well as the total dollar value of transactions processed relating to alternative payment methods and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our merchants, fluctuations in Total volume will generally impact our revenue.

Reconciliation of Adjusted EBITDA and Free Cash Flow to Net Income and Cash Flow from Operating Activities
The following table reconciles Adjusted EBITDA and free cash flow to net income and cash flow from operating activities for the periods indicated:

	Three months ended March 31
	2022	2021
(In thousands of U.S. dollars)	$	$

Cash flow from operating activities	65,734	53,403
Adjustments for:
Depreciation of property and equipment	(1,793)	(1,350)
Amortization of intangible assets	(24,650)	(19,648)
Amortization of contract assets	(427)	(487)
Share-based payments	(37,187)	(4,105)
Net finance costs	(7,110)	(2,456)
Gain (loss) on foreign currency exchange	(580)	445
Income tax expense	(8,612)	(5,059)
Changes in non-cash working capital items	13,618	3,198
Interest paid	4,266	2,836
Income taxes paid	1,255	1,013
Net income	4,514	27,790
Finance costs	7,741	3,315
Finance income	(631)	(859)
Depreciation and amortization	26,443	20,998
Income tax expense	8,612	5,059
Acquisition, integration and severance costs (a)	6,554	5,340
Share-based payments and related payroll taxes(b)	37,240	4,105
Loss (gain) on foreign currency exchange	580	(445)
Legal settlement and other (c)	525	159
Adjusted EBITDA	91,578	65,462
Acquisition of property and equipment, and intangible assets	(9,061)	(4,738)
Free cash flow	82,517	60,724
(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months ended March 31, 2022, those expenses were $2.8 million ($5.3 million for the three months ended March 31, 2021). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $3.4 million for the three months ended March 31, 2022 and nil for the three months ended 2021. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized in 2022 and 2021. These amounts are presented in selling, general and administrative expenses.
(iv)severance and integration expenses, which were $0.4 million for the three months ended March 31, 2022 (immaterial for the three months ended March 31, 2021). These expenses are presented in selling, general and administrative expenses.
(b)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months ended March 31, 2022, the expenses were non-cash share-based payments of $37.2 million ($4.1 million for three months ended March 31, 2021), and $0.1 million for related payroll taxes (nil in 2021).
(c)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.
Adjusted EBITDA for the three months ended March 31, 2022 was $91.6 million, which was above the top end of our previously disclosed financial outlook of $82 to $85 million, primarily due to lower selling, general and administrative expenses than anticipated.

Reconciliation of Organic Revenue and Organic Revenue Growth to Revenue
The following table reconciles Revenue to Organic revenue and Organic revenue growth for the period indicated:

(In thousands of U.S. dollars except for percentages)	Three months ended March 31, 2022				Three months ended March 31, 2021
	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Organic revenue	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth
	$	$	$	$	$	$	$

Revenue	214,544	(16,591)	—	197,953	150,480	—	150,480	43%	32%
(a) We acquired Mazooma Technical Services Inc. ("Mazooma") on August 3, 2021, and SimplexCC Ltd. ("Simplex") and Paymentez LLC ("Paymentez") on September 1, 2021.
Reconciliation of Adjusted Net Income and Adjusted Net Income per Basic Share and per Diluted share to Net Income
The following table reconciles Adjusted net income to net income for the periods indicated:

	Three months ended March 31
(In thousands of U.S. dollars except for share and per share amounts)	2022	2021
	$	$

Net income	4,514	27,790
Change in fair value of share repurchase liability	2,174	—
Amortization of acquisition-related intangible assets (a)	22,981	18,212
Acquisition, integration and severance costs (b)	6,554	5,340
Share-based payments and related payroll taxes(c)	37,240	4,105
Loss (gain) on foreign currency exchange	580	(445)
Legal settlement and other (d)	525	159
Adjustments	70,054	27,371
Income tax expense related to adjustments (e)	(5,512)	(4,000)
Adjusted net income	69,056	51,161
Net income attributable to non-controlling interest	(1,511)	(976)
Adjusted net income attributable to the common shareholders of the Company	67,545	50,185

Weighted average number of common shares outstanding
Basic	142,862,946	138,201,970
Diluted	146,604,820	142,741,312
Adjusted net income per share attributable to common shareholders of the Company (f)
Basic	0.47	0.36
Diluted	0.46	0.35
(a)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.
(b)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months ended March 31, 2022, those expenses were $2.8 million ($5.3 million for the three months ended March 31, 2021). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $3.4 million for the three months ended March 31, 2022 and nil for the three months ended 2021. These costs are presented in the employee compensation line item of selling, general and administrative expenses.

(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized in 2022 and 2021. These amounts are presented in selling, general and administrative expenses.
(iv)severance and integration expenses, which were $0.4 million for the three months ended March 31, 2022 (immaterial for the three months ended March 31, 2021). These expenses are presented in selling, general and administrative expenses.
(c)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months ended March 31, 2022, the expenses were non-cash share-based payments of $37.2 million ($4.1 million for three months ended March 31, 2021), and $0.1 million for related payroll taxes (nil in 2021).
(d)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.
(e)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(f)The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.
Summary of Factors Affecting Our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below as well as in the section entitled “Risks Relating to Our Business and Industry” of our AIF, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Growing with our Existing Customers. Our success is directly correlated with our customers’ success. We focus on the high-growth eCommerce and mobile markets and intend to grow alongside our existing customers as they grow their business and expand into new markets within selected high-growth end-markets, including online retail, online marketplaces, digital goods and services, regulated online gaming, social gaming, financial services and travel. eCommerce and mobile commerce customers represent the majority of our total volume, which accounted for 88% of our total volume in the three months ended March 31, 2022. Key characteristics of these verticals are inherent growth, longevity and propensity to operate globally.
In addition, our existing customers represent a significant opportunity for us to cross-sell and up-sell products and services with limited incremental sales and marketing expenses. As our customers increase their business volume, we can offer more solutions from our Native Commerce Platform. Our future revenue growth and achieving and maintaining profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.
Acquiring New Customers. Our future revenue growth will also largely depend upon the effectiveness of our sales and marketing efforts. We have significant sales and marketing experience in capturing and serving SMBs in North America and large enterprises in Europe. We intend to leverage this experience and enable customer base expansion by targeting large enterprises in North America, with a focus in the eCommerce and mobile commerce channels. Key to our success in achieving customer base expansion is continued investment in our direct sales team and further leveraging our broad and diversified network of distribution partners.
Expanding in Regions Internationally. We plan to expand and deepen our footprint in geographies where we have an emerging presence today, such as Asia Pacific and Latin America. Our expansion has also been driven by the needs of our customers. For each new country where we seek to expand, we focus on understanding the needs of the local market and invest to develop relationships, while gaining an appreciation for the appropriate local regulatory and compliance frameworks. We believe this will help our growth strategy in achieving global presence and connectivity across all targeted markets.
Investing in our Technology and Product Portfolio. We believe our technology-first culture enables us to enhance our offerings to remain at the forefront of payments innovation. Specifically, our Native Commerce Platform enables us to deliver comprehensive payments and technology solutions to power a convenient and secure transaction experience for our customers and their customers. Further investment in this platform is necessary to expand and keep our portfolio of services to our customers technologically current. Close collaboration with our customers through ongoing communication and feedback loops is also key, as it enables a better design and delivery of solutions that meet their specific and evolving needs.
Maintaining and Adding to our Acquiring Bank Relationships. We have built strong relationships with acquiring banks in North America. The maintenance and/or expansion of these relationships and strong collaboration on maintaining adequate procedures in monitoring the risk profile of our customer base will be a key enabler in the pursuit of our growth strategies.

Adapting to Regulatory Changes. The nature of our product and services offerings necessitates that we adhere to strict regulatory regimes in the countries where we operate. Our operational teams are fully versed in the varying regulatory requirements. As regulations change or as we enter new markets with different regulatory requirements, we will continue to upskill and modify, our compliance capabilities as appropriate, such as our customer underwriting, risk management, know your customer and anti-money laundering capabilities, in as seamless as possible a manner to minimize disruption to our customers’ businesses.
Successfully Executing on Recent and Future Acquisitions. We intend to augment our capabilities and organic growth with strategic and tactical acquisitions. Critical to our success is continuing to be highly disciplined in integrating recent acquisitions, such as the Base Commerce, Mazooma, Simplex and Paymentez acquisitions, as well as future acquisitions into our Company in a manner that allows us to fulfill the potential that these acquisitions bring.
Key Components of Results of Operations
Revenue
Merchant Transaction and Processing Services. Revenues from our merchant transaction and processing services are derived primarily from eCommerce payment processing services, and stems from relationships with individual merchants. Additionally, transaction and processing services revenues stem from contracts with financial institutions and other merchant acquirers, the terms of which generally range from three to five years. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenues are generated from processing electronic payment transactions for merchants.
Our transaction and processing services revenues are primarily comprised of (a) fees calculated based on a percentage of the monetary value of transactions processed; (b) fees calculated based on the number of transactions processed; (c) service fees; or (d) some combination thereof that are associated with transaction and processing services.
We present revenue net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks when it is determined that we are acting as an agent and do not have the ability to direct the use of and obtain substantially all of the benefits of these services.
Other Revenue. We may sell hardware (“point-of-sale equipment”) as part of our contracts with customers. Hardware consists of terminals or gateway devices. We do not manufacture hardware but purchase hardware from third party vendors and hold the hardware in inventory until purchased by a customer.
For more information on our revenue recognition policies, refer to Note 3 of the audited annual consolidated financial statements for the year ended December 31, 2021.
Cost of Revenue
Processing Costs. Processing costs consist of fees paid to processing suppliers. When we are the primary obligor providing payment processing services, we record processing fees paid to processing suppliers as a cost of revenue. If we are not the primary obligor providing payment processing services, processing fees are netted from the revenue recorded for such transaction and we do not record separate processing fees as a cost of revenue. Processing costs also include losses resulting from our transaction guarantee solutions.
Costs of Goods Sold. Costs of goods sold consist primarily of costs associated with selling point-of-sale equipment, such as the cost of acquiring the equipment, including purchase price, expenses associated with a third-party fulfillment company, shipping, handling and inventory adjustments.
Selling, General and Administrative Expenses
Our selling, general and administrative expenses primarily represent the amounts associated with (i) commissions, (ii) depreciation and amortization, and (iii) employee compensation.
Commissions. Commissions are comprised of incentives paid to third party agents for referring merchants.

Depreciation. Depreciation consists of depreciation of property and equipment, primarily point-of-sale equipment, office and computer equipment, furniture and fixtures, leasehold improvements and right of use assets over buildings. We calculate depreciation using the straight-line method over the useful life of the relevant asset or over the remaining lease term, as applicable.
Amortization. Amortization consists primarily of amortization of intangible assets, which consist of internally generated and externally purchased software that is used in providing processing services to customers. It also includes trademarks, technologies and partner and merchant relationships that are acquired by the Company. These intangible assets are amortized on a straight-line basis over the course of the relevant asset’s useful life.
Employee Compensation. Employee compensation consists of salaries and benefits (excluding share-based payments which is disclosed separately) earned by our employees. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, operations, as well as various business support functions.
Selling, general and administrative expenses also consist of transaction losses, professional fees, share-based payments, contingent consideration adjustments and other expenses.
We anticipate increases in general and administrative expenses as we invest in our business such as our sales force and incur the costs of compliance associated with being a dual-listed public company, including increased accounting and legal expenses. Please refer to the section entitled “Risks Relating to Regulation” of our AIF.
Net Finance Costs
Net finance costs primarily represent amounts associated with:
Interest on Loans and Borrowings. Interest expense consists primarily of interest incurred on term loans outstanding under the credit facilities.
Interest Income on Advances to Third Parties. Commencing in the year ended December 31, 2018, we issued advances to a third-party independent sales organization. Under the agreements with the third-party independent sales organization, we acquired the rights to cash flows from a portfolio of merchant contracts. The agreements provide for minimum guaranteed payments for the first three years. After the first three years, the portfolio of merchants is fixed, and the cash flows are no longer guaranteed at which point the receipts flow through the consolidated statement of profit or loss.
Change in Fair Value of Share Repurchase Liability. The Company recognized a share repurchase liability related to the ASPP agreement. The share repurchase liability is carried at fair market value until it is settled or upon termination of the agreement, with fair value changes being recognized in finance costs.
Loss (Gain) on Foreign Currency Exchange
Loss (gain) on foreign currency exchange results from monetary items that are held by the Company or its subsidiaries in a currency different than its functional currency. These items are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when the items are re-measured at the end of the reporting period. The resulting gains and losses subsequently being recognized are recorded in loss (gain) on foreign currency exchange.
Income Tax Expense
Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Results of Operations
The following table outlines our consolidated profit or loss and comprehensive income or loss information for the three months ended March 31, 2022 and 2021:

	Three months ended March 31
(In thousands of U.S. dollars except for share and per share amounts)	2022	2021
	$	$

Revenue	214,544	150,480
Cost of revenue	46,916	27,184
Gross profit	167,628	123,296

Selling, general and administrative expenses	146,812	88,436
Operating profit	20,816	34,860

Finance income	(631)	(859)
Finance costs	7,741	3,315

Net finance costs	7,110	2,456
Loss (gain) on foreign currency exchange	580	(445)

Income before income tax	13,126	32,849
Income tax expense	8,612	5,059
Net income	4,514	27,790

Other comprehensive income (loss)
Foreign operations – foreign currency translation differences	(4,862)	(14,849)
Comprehensive income (loss)	(348)	12,941

Net income attributable to:
Common shareholders of the Company	3,003	26,814
Non-controlling interest	1,511	976
	4,514	27,790

Weighted average number of common shares outstanding
Basic	142,862,946	138,201,970
Diluted	146,604,820	142,741,312
Net income per share attributable to common shareholders of the Company
Basic	0.02	0.19
Diluted	0.02	0.19

The following table summarizes our revenue by geography based on the billing location of the merchant for the three months ended March 31, 2022 and 2021.

	Three months ended March 31		Change
(In thousands of U.S. dollars, except for percentages)	2022	2021
	$	$	$	%
Revenue
Europe, Middle East and Africa	124,587	72,132	52,455	73
North America	80,665	71,455	9,210	13
Latin America	6,425	5,140	1,285	25
Asia Pacific	2,867	1,753	1,114	64
	214,544	150,480	64,064	43
Results of Operations for the Three Months Ended March 31, 2022 and 2021
Revenue

	Three months ended March 31		Change
(In thousands of U.S. dollars, except for percentages)	2022	2021
	$	$	$	%
Revenue	214,544	150,480	64,064	43
For the three months ended March 31, 2022, revenue increased by $64.1 million or 43% as compared to the three months ended March 31, 2021. The increase in revenue is primarily due to organic growth mainly driven by higher eCommerce volume, as well as, to a lesser extent, by our acquisitions. The increase was also partly offset by unfavorable changes in foreign exchange rates year-over-year of approximately $7.2 million. For the three months ended March 31, 2022, organic revenue growth was 32%. See "Non-IFRS and Other Financial Measures".
Total volume increased to $29.2 billion for the three months ended March 31, 2022 from $20.6 billion in the three months ended March 31, 2021, an increase of $8.6 billion or 42%.
Cost of Revenue

(In thousands of U.S. dollars, except for percentages)	Three months ended March 31		Change
	2022	2021	$	%
Cost of revenue	$46,916	$27,184	19,732	73
As a percentage of revenue	21.9%	18.1%
For the three months ended March 31, 2022, cost of revenue increased by $19.7 million or 73% as compared to the three months ended March 31, 2021 primarily due to the increase in processing costs.
The increase in processing costs is primarily driven by organic growth in Total volume and the inclusion of acquired businesses. Cost of revenue as a percentage of revenue increased from 18.1% for the three months ended March 31, 2021 to 21.9% for the three months ended March 31, 2022 mainly due to Simplex having a higher cost of revenue than Nuvei's operations due to costs associated with their merchant servicing model.

Selling, General and Administrative Expenses

	Three months ended March 31		Change
(In thousands of U.S. dollars, except for percentages)	2022	2021
	$	$	$	%
Selling, general and administrative expenses
Commissions	27,798	28,953	(1,155)	(4)
Employee compensation	37,799	21,023	16,776	80
Share-based payments	37,187	4,105	33,082	n.m.
Depreciation and amortization	26,443	20,998	5,445	26
Professional fees	7,650	6,920	730	11
Other	9,935	6,437	3,498	54
	146,812	88,436	58,376	66
For the three months ended March 31, 2022, selling, general and administrative expenses increased by $58.4 million or 66% as compared to the three months ended March 31, 2021 primarily due to the following:
Commissions. During the three months ended March 31, 2022, commission expense decreased by $1.2 million or 4% as compared to the three months ended March 31, 2021. The decrease was primarily due to the decrease in revenue subject to commission compared to prior quarter.
Employee Compensation. During the three months ended March 31, 2022, employee compensation increased by $16.8 million or 80% as compared to the three months ended March 31, 2021. The employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration. The increase year-over-year mainly reflects higher headcount, both from organic and acquisition growth, including those in direct sales and account management to drive future growth and execute on our strategy. Our acquisitions also resulted in an increase in headcount, employee compensation and acquisition-related compensation. As part of our acquisitions, we also entered into compensation arrangements for retention and future services which led to the recognition of $3.4 million of expenses during the three months ended March 31, 2022.
Share-based Payments. For the three months ended March 31, 2022, share-based payments increased by $33.1 million as compared to the three months ended March 31, 2021. This was primarily due to awards to employees who joined the Company relating to acquisitions completed during the third quarter of 2021 and other employee grants.
Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the three months ended March 31, 2022 increased by $5.4 million or 26% as compared to the three months ended March 31, 2021. The increase was primarily due to a higher amortization of technologies as well as partner and merchant relationships intangible assets related to the Company's acquisitions.
Professional Fees. For the three months ended March 31, 2022, professional fees increased by $0.7 compared to the three months ended March 31, 2021. The increase was mainly due to additional costs incurred to operate as a dual-listed company due to our Nasdaq listing in the fourth quarter of 2021.
Other. For the three months ended March 31, 2022, other expenses increased by $3.5 million compared to the three months ended March 31, 2021. The increase is mostly due to higher information technology expenses, marketing and directors and officers insurance expenses.

Net Finance Costs

	Three months ended March 31		Change
(In thousands of U.S. dollars, except for percentages)	2022	2021
	$	$	$	%
Finance income
Interest on advances to third parties and interest income	(631)	(859)	228	(27)
Finance costs
Interest on loans and borrowings (excluding lease liabilities)	4,893	3,170	1,723	54
Change in fair value of share repurchase liability	2,174	—	2,174	n.m.
Other	674	145	529	365
Net finance costs	7,110	2,456	4,654	189
During the three months ended March 31, 2022, net finance costs increased by $4.7 million as compared to the three months ended March 31, 2021. The increase was primarily due to the following items:
Interest on Loans and Borrowings. The increase of $1.7 million was mainly due to higher debt balance resulting from new financing related to 2021 business acquisitions.
Change in Fair Value of Share Repurchase Liability. The increase of $2.2 million is due to the increase in share price between the ASPP start date and March 31, 2022.
Loss (gain) on Foreign Currency Exchange

	Three months ended March 31		Change
(In thousands of U.S. dollars, except for percentages)	2022	2021
	$	$	$	%
Loss (gain) on foreign currency exchange	580	(445)	1,025	n.m.
Loss on foreign currency exchange for the three months ended March 31, 2022 was $0.6 million compared to a gain of $0.4 million for the three months ended March 31, 2021. This was mainly due to currency exposure related to U.S. denominated debt and cash held in our Canadian subsidiary.
Income Taxes

	Three months ended March 31		Change
(In thousands of U.S. dollars, except for percentages)	2022	2021
	$	$	$	%
Income tax expense	8,612	5,059	3,553	70
Effective tax rate	65.6%	15.4%
Income tax expense for the three months ended March 31, 2022 was $8.6 million on income before income tax of $13.1 million, representing an effective tax rate of 65.6% for the period. This effective tax rate above the Canadian parent statutory tax rate of 26.5% is mainly due to share-based payments of $37.2 million recognized in the three months ended March 31, 2022 that are non-deductible for tax purposes in certain jurisdictions. Excluding the unfavorable impact of non-deductible share-based compensation expense, the effective tax rate for the three months ended March 31, 2022 would have been approximately 18%.

Income tax expense for the three months ended March 31, 2021 was $5.1 million on income before income tax of $32.8 million, representing an effective tax rate of 15.4% for the period. When compared to the Canadian parent statutory tax rate of 26.5%, the effective tax rate mainly reflected the favorable impact of lower tax rate in certain jurisdictions.
Summary of Quarterly Results and Trend Analysis

(In thousands of U.S. dollars except for per share amounts)	Three months ended
	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,
	2022	2021	2021	2021	2021	2020	2020	2020
	$	$	$	$	$	$	$	$
Revenue	214,544	211,875	183,932	178,239	150,480	115,907	93,755	83,325
Cost of revenue	46,916	49,115	38,332	33,124	27,184	23,519	17,007	13,561
Gross profit	167,628	162,760	145,600	145,115	123,296	92,388	76,748	69,764

Selling, general and administrative expenses	146,812	140,921	106,076	95,870	88,436	68,437	60,776	50,893
Operating profit	20,816	21,839	39,524	49,245	34,860	23,951	15,972	18,871

Finance income	(631)	(550)	(538)	(912)	(859)	(1,257)	(1,375)	(1,449)
Finance costs	7,741	5,001	5,131	3,432	3,315	2,494	101,255	24,083
Net finance costs	7,110	4,451	4,593	2,520	2,456	1,237	99,880	22,634
Loss (gain) on foreign currency exchange	580	(2,486)	727	1,691	(445)	1,029	(9,544)	(18,286)

Income (loss) before income tax	13,126	19,874	34,204	45,034	32,849	21,685	(74,364)	14,523
Income tax expense (recovery)	8,612	7,535	6,202	6,120	5,059	(892)	3,505	558
Net income (loss)	4,514	12,339	28,002	38,914	27,790	22,577	(77,869)	13,965

Net income (loss) per share attributable to common shareholders of the Company
Basic	0.02	0.08	0.19	0.27	0.19	0.16	(0.88)	0.16
Diluted	0.02	0.07	0.19	0.26	0.19	0.16	(0.88)	0.15
Adjusted EBITDA (a)	91,578	91,454	80,943	79,375	65,462	51,313	40,991	37,390
Adjusted net income (a)	69,056	70,574	62,341	64,506	51,161	46,492	16,455	16,259

Adjusted net income per share attributable to common shareholders of the Company (a)
Basic	0.47	0.48	0.44	0.46	0.36	0.34	0.18	0.18
Diluted	0.46	0.47	0.42	0.44	0.35	0.33	0.17	0.18
(a)These amounts are non-IFRS measures. See “Non-IFRS and Other Financial Measures” section.
Quarterly Trend Analysis
The quarterly increase in revenue and cost of revenue was primarily due to Total volume organic growth as well as from acquisitions (Smart2Pay Technology & Services B.V in November 2020, Base Commerce, LLC in January 2021, Mazooma in August 2021, Simplex and Paymentez in September 2021).
The quarterly increase in selling, general and administrative expenses is primarily due to organic growth, acquisitions, as well as higher share-based payments due to the accelerated vesting of the Legacy Option Plan stock options and options granted under the Omnibus Plan as part of the Company’s TSX listing in September 2020, as well as options, PSUs and RSUs granted afterwards.
The decrease in operating profit and net income in the three months ended December 31, 2021 and March 31, 2022 was mainly driven by the increase in share-based compensation expense, primarily due to awards to employees who joined the Company relating to acquisitions completed during the year and other employee grants, as well as higher acquisition and integration costs resulting from the completion of three acquisitions during the third quarter of 2021 as we continued to execute on our acquisition strategy. Higher expenses were partially offset by the increase in gross profit during the same period.

Financial Position Data

(In thousands of U.S. dollars, except for percentages)	March 31, 2022	December 31, 2021	Change
	$	$	$	%

Trade and other receivables	44,733	39,262	5,471	14
Intangible assets	735,700	747,600	(11,900)	(2)
Goodwill	1,122,957	1,126,768	(3,811)	—
Total Assets	3,467,121	3,455,470	11,651	—
Trade and other payables	104,873	101,848	3,025	3
Loans and borrowings	504,816	501,246	3,570	1
Total Liabilities	1,563,132	1,433,630	129,502	9
Deficit	(211,235)	(108,749)	(102,486)	94
Trade and other receivables and payables. The increases mainly reflect our organic growth.
Intangibles assets and goodwill. The decrease was mainly driven by the amortization of intangible assets as well as the change in foreign currency translation and was partially offset by acquisition of intangible assets.
Total liabilities. The increase in total liabilities is mainly driven by the share repurchase liability recognized following the Company entering into an ASPP, the liability for the purchase of the LPP minority interest, as well as higher due to merchants driven by business activity.
Deficit. the increase in deficit of $102.5 million is mainly explained by the portion of the repurchased shares and the portion of the share repurchase liability recognized in deficit for a total of $72.0 million as well as $33.4 million related to the purchase of non-controlling interest in the three months ended March 31, 2022.
Liquidity and Capital Resources
Overview
Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:
•Our ability to generate cash flows from our operations;
•The level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and
•Our capital expenditure requirements.
The general objectives of our capital management strategy are to ensure sufficient liquidity to pursue our organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the credit facilities.
Our primary source of liquidity is cash from operations, debt and equity financing. Our principal liquidity needs include investment in our selective acquisitions and product and technology, as well as operations, selling and general and administrative expenses and debt service.
Our capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash. Our use of capital is to finance business acquisitions, working capital requirements and capital expenditures. we fund those requirements out of our internally generated cash flows and funds drawn from our long-term credit facilities or via equity financings.
The primary measure we use to monitor our financial leverage is our total leverage ratio, defined as the ratio of consolidated net debt outstanding, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit agreement for our credit facility. Under our credit facility, we must maintain a total leverage ratio of less than or equal to 7.50 : 1.00 for the current period, with the ratio decreasing year over year every October 1st, until it reaches 6.50 : 1.00 for the period after September 30, 2023. As at March 31, 2022, the Company was in compliance with this requirement.

We believe that the Company's available cash, cash flows generated from operations, loans and borrowings will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months.
Credit Facilities
Our credit facility is comprised of term loan facilities of $508.1 million. Outstanding principal of the term loan will be payable quarterly at an annual rate of 1.00% and the remaining balance will be payable at maturity on September 28, 2025. The Company also has an unused revolving credit facility of $385 million. The maturity of the revolving facility is September 28, 2024. This revolving credit facility was unused and available to be drawn to meet ongoing working capital requirements.
As at March 31, 2022 we had letters of credit issued totaling $46.1 million ($46.1 million as at December 31, 2021).
For more information on the Company's loans and borrowings, refer to Note 12 of the audited annual consolidated financial statements for the year ended December 31, 2021.
Base Shelf Prospectus
On December 7, 2020, we filed a short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada (as amended on May 10, 2021), and filed a corresponding shelf registration statement on Form F-10 with the United States Securities and Exchange Commission on October 4, 2021. Refer to our MD&A for the years ended December 31, 2021 and 2020 dated March 7, 2022 for additional information on our Base Shelf Prospectus. There has been no change to the amount available under the Base shelf prospectus during the three months ended March 31, 2022.
Nasdaq Listing
On October 8, 2021, we completed our Nasdaq listing in the United States for aggregate gross proceeds of approximately $424.8 million.
The net proceeds of $408.2 million received as part of our Nasdaq listing remain available as of March 31, 2022.
Cash Flows

	Three months ended March 31		Change
(In thousands of U.S. dollars, except for percentages)	2022	2021
	$	$	$	%
Cash flow from (used in):
Operating Activities	65,734	53,403	12,331	23
Investing Activities	(9,148)	(90,281)	81,133	(90)
Financing Activities	(76,337)	336	(76,673)	n.m.
Effect of movements in exchange rates on cash	6,213	284	5,929	n.m.
Net increase in cash	(13,538)	(36,258)	22,720	(63)
Cash – beginning of period	748,576	180,722	567,854	314
Cash - end of period	735,038	144,464	590,574	409
Cash Flows From Operating Activities
For the three months ended March 31, 2022, $65.7 million of cash was generated from operating activities compared to $53.4 million for the three months ended March 31, 2021. The increase was primarily due to business growth and, to a lesser extent, our acquisitions. The interest paid in the three months ended March 31, 2022 increased by $1.4 million compared to the same period in 2021, reflecting the borrowing of $300 million under our credit facility in the third quarter of 2021 to fund our acquisitions and partly offset by the lower interest rate on the credit facility.

Cash Flows Used in Investing Activities
For the three months ended March 31, 2022, $9.1 million of cash was used in investing activities. This resulted primarily from the acquisition of intangible assets. For the three months ended March 31, 2021, $90.3 million of cash was used in investing activities, mainly due to cash consideration for the acquisition of Base commerce of $88.9 million, net of cash acquired.
Cash Flows From (Used in) Financing Activities
For the three months ended March 31, 2022, $76.3 million of cash was used in financing activities mainly reflecting the amount of $74.8 million used to repurchase and cancel approximately 1.2 million Subordinate Voting Shares under the NCIB. For the three months ended March 31, 2021, there were no significant financing activities.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements. We may, from time to time, be contingently liable with respect to litigation and claims that arise in the normal course of operations.
Related Party Transactions and Executive Compensation
We have no related party transactions other than those presented in Note 15 in the Interim Financial Statements.
Financial Instruments and Other Instruments
In the ordinary course of its business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates and interest rates, and that may have an adverse effect on the value of Nuvei's financial assets and liabilities, future cash flows and profit. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks as is deemed appropriate. (Please refer to the “Risks Relating to Our Business and Industry” section of the AIF.)
Credit and Concentration Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from our cash, trade and other receivables, advances to third parties, segregated funds and processor deposits. The carrying amounts of these financial assets represent the maximum credit exposure.
Cash and Processor Deposits
The credit risk associated with cash, segregated funds and processor deposits is limited because they are maintained only with highly rated large financial institutions.
Trade and Other Receivables
We provide credit to our customers in the normal course of business. We evaluate the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. Our extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. We have established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company. Any impaired trade receivables are mostly due from customers that are experiencing financial difficulties.
There is a concentration of credit risk as of March 31, 2022, with respect to our receivables from our main processors, which represented approximately 36% (December 31, 2021 – 37%) of trade and other receivables.
Advances to Third Parties
The credit risk associated with the advances to third parties is limited because the advances are repaid by financial institutions when we become entitled to payment under the agreements.

Foreign Currency Risk
We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of our business transactions denominated in currencies other than the U.S. dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in our operating results. We do not currently enter into arrangements to hedge foreign currency risk.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. We do not account for any fixed interest-rate financial assets or financial liabilities at fair value through profit and loss.
All other loans and borrowings bear interest at floating rates, and we are therefore exposed to the cash flow risk resulting from interest rate fluctuations.
Critical Accounting Policies and Estimates
The preparation of the Interim Financial Statements in conformity with IFRS requires us to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates, judgments and assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively.
Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the Interim Financial Statements include the following:
Revenue Recognition. The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. In addition, we have applied judgment in assessing the principal versus agent considerations for our transaction and processing services.
Fair Value of Share-based Payment Transactions. We recognized compensation expense as a result of equity-settled share-based payment transactions which are valued by reference to the fair value of the related instruments. Fair value of options granted that did not contain a market performance condition was estimated using the Black-Scholes option pricing model. The risk-free interest rate is based on the yield of a zero coupon U.S. government security with a maturity equal to the expected life of the option from the date of the grant. The assumption of expected volatility is based on the average historical volatility of comparable companies for the period immediately preceding the option grant. We do not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option-pricing model.
When granting share-based payment compensation with performance conditions, we assess whether those performance conditions are market or non-market conditions. Market conditions are taken into account in the fair value estimate on the grant date, using a Monte Carlo simulation and this fair value is not revised subsequently. For non-market conditions, we estimate the expected outcome of the performance targets and revise those estimates and related expense until the final outcome is known.

Provisions for Losses on Merchant Accounts. Disputes between a cardholder and a merchant arise periodically, primarily as a result of customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by us. We then charge back to the merchant the amount refunded to the financial institution. As such, we are exposed to credit risk in relation to the merchant since we assume the repayment to the merchant’s customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse us. A provision for losses on merchant accounts is maintained to absorb unrecoverable chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. We evaluate the risk for such transactions and estimate the loss for disputed transactions based primarily on historical experience and other relevant factors. We analyze the adequacy of the provision for losses on merchant accounts in each reporting period.
Determining the Fair Value of Identifiable Intangible Assets Following a Business Combination. The Company uses valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a forecast of total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.
Recoverable Amount of Goodwill. Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions on which we have based our determination of fair value less costs of disposal include estimated sales volumes, input costs, and selling, general and administrative expenses as well as the multiples applied to forecasted Adjusted EBITDA. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.
Recoverable Amount of Tax Balances for Recognition of Tax Assets. Deferred income tax assets reflect our estimate of operations of future fiscal years, timing of reversal of temporary differences and tax rates on the date of reversals, which may well change depending on governments’ fiscal policies. We must also assess whether it is more likely than not that deferred income tax assets will be realized and determine whether a valuation allowance is required on all or a portion of deferred income tax assets.
New Accounting Standards and Interpretations Adopted
The following amendments were adopted on January 1, 2022:
Amendments to references to conceptual framework in IFRS Standards
This amendment replaces references to the 2010 Conceptual Framework for Financial Reporting with references to the 2018 Conceptual Framework for Financial Reporting in order to determine what constitutes an asset or liability in a business combination, adds a new exception for certain liabilities and contingent liabilities to refer to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or IFRIC 21, Levies, rather than to the 2018 Conceptual Framework, and clarifies that an acquirer should not recognize contingent assets at the acquisition date. The amendments are effective for business combinations occurring in reporting periods starting on or after January 1, 2022.
All the amendments described above had no impact on our Interim Financial Statements.
New Accounting Standards and Interpretations Issued But Not Yet Adopted
The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods. There were no significant updates to the standards and interpretations issued but not yet adopted described in the annual audited consolidated financial statements.

Outstanding Share Data
As of May 6, 2022, our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares, of which 65,327,198 were issued and outstanding, (ii) an unlimited number of Multiple Voting Shares, of which 76,064,619 were issued and outstanding, and (iii) an unlimited number of Preferred Shares, issuable in series, none of which were outstanding. The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable securities laws in Canada.
As of May 6, 2022, there were 2,553,565 options outstanding under the Company’s legacy stock option plan dated September 21, 2017 and 6,148,945 options outstanding under the Company’s Omnibus Plan. Each such option is or may become exercisable for one Subordinate Voting Shares.
As of May 6, 2022, there were 12,530 Deferred Share Units, 1,628,589 Restricted Share Units and 1,778,431 Performance Share Units outstanding under the Company’s Omnibus Plan.
Risk Factors
In addition to all other information set out in this MD&A, our Interim Financial Statements and our audited annual consolidated financial statements and notes for the fiscal year ended December 31, 2021, the specific risk factors that could materially adversely affect us and/or our business, financial condition and results of operations are disclosed under "Risk Factors'" in our Annual Information Form. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may also become important factors that affect our future business, financial condition and results of operations. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations or cash flow.
Controls and Procedures
Disclosure Controls and Procedures
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures, and performing an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined by the Securities and Exchange Commission (the “Commission”) in Rule 13a-15(e) under the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as at March 31, 2022 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.
Internal Controls over Financial Reporting
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal controls over financial reporting and for the assessment of the effectiveness of our internal control over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Change in Internal Controls over Financial Reporting
The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to our internal controls over financial reporting during the three months ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting. No such changes were identified through their evaluation.

Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Limitation on Scope of Design
The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Mazooma, which was acquired on August 3, 2021, Simplex and Paymentez, which were acquired on September 1, 2021. On a combined basis, these entities’ contribution to our consolidated statements of profit or loss and comprehensive income or loss for the three months ended March 31, 2022 was approximately 8% of total revenues. Additionally, as at March 31, 2022, these entities’ current assets and current liabilities, on a combined basis, represented approximately 7% and 11%, respectively of our consolidated current assets and current liabilities, and these entities' combined non-current assets, which include intangible assets and goodwill, represented approximately 19% of our consolidated non-current assets. The amounts recognized for the assets acquired and liabilities assumed as at the date of these acquisitions are described in Note 4 of the audited annual consolidated financial statements.
Additional Information
Additional information relating to the Company, including the Interim Financial Statements, the audited annual consolidated financial statements for the year ended December 31, 2021 and the AIF is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.